October 3, 2024

Xavier Destriau
Chief Financial Officer
ZIM Integrated Shipping Services Ltd.
9 Andrei Sakharov Street
Matam, Haifa 3190500, Israel

       Re: ZIM Integrated Shipping Services Ltd.
           Form 20-F for the Fiscal Year ended December 31, 2023
           Filed March 13, 2024
           File No. 001-39937
Dear Xavier Destriau:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation